UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

LEAF GROUP LTD.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

52177G102
(CUSIP Number)

Osmium Partners, LLC
300 Drakes Landing Road, Suite 172
Greenbrae, CA 94904
Attention: John H. Lewis
Telephone: (415) 785-4044
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 52177G102

1.	Names of Reporting Persons

	John H. Lewis
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) [ ] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

	PF, AF
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(D) or 2(E)
	[ ]

6.	Citizenship or Place of Organization

	United States
	7.	Sole Voting Power

Number of		64,348
Shares	8.	Shared Voting Power
Beneficially
owned by		1,630,549
Each	9.	Sole Dispositive Power
Reporting
Person		64,348
With:	10.	Shared Dispositive Power

		1,630,549
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	1,694,987
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
	[X]

13.	Percent of Class Represented by Amount in Row (11)

	4.7%
14.	Type of Reporting Person (See Instructions)

	IN

CUSIP No. 52177G102

1.	Names of Reporting Persons

	Osmium Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) [ ] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

	AF
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(D) or 2(E)
	[ ]

6.	Citizenship or Place of Organization

	Delaware
	7.	Sole Voting Power

Number of		0
Shares	8.	Shared Voting Power
Beneficially
owned by		1,630,549
Each	9.	Sole Dispositive Power
Reporting
Person		0
With:	10.	Shared Dispositive Power

		1,630,549
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	1,630,549
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
	[X]

13.	Percent of Class Represented by Amount in Row (11)

	4.5%
14.	Type of Reporting Person (See Instructions)

	IA, OO

CUSIP No. 52177G102

1.	Names of Reporting Persons

	Osmium Capital, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) [ ] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

	WC
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(D) or 2(E)
	[ ]

6.	Citizenship or Place of Organization

	Delaware
	7.	Sole Voting Power

Number of		0
Shares	8.	Shared Voting Power
Beneficially
owned by		716,227
Each	9.	Sole Dispositive Power
Reporting
Person		0
With:	10.	Shared Dispositive Power

		716,227
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	716,227
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
	[X]

13.	Percent of Class Represented by Amount in Row (11)

	2.0%
14.	Type of Reporting Person (See Instructions)

	PN

CUSIP No. 52177G102

1.	Names of Reporting Persons

	Osmium Capital II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) [ ] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

	WC
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(D) or 2(E)
	[ ]

4.	Citizenship or Place of Organization

	Delaware
	5.	Sole Voting Power

Number of		0
Shares	6.	Shared Voting Power
Beneficially
owned by		225,153
Each	7.	Sole Dispositive Power
Reporting
Person		0
With:	8.	Shared Dispositive Power

		225,153
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	225,153
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
	[X]

11.	Percent of Class Represented by Amount in Row (11)

	0.6%
12.	Type of Reporting Person (See Instructions)

	PN

CUSIP No. 52177G102

1.	Names of Reporting Persons

	Osmium Spartan, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) [ ] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

	WC
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(D) or 2(E)
	[ ]

4.	Citizenship or Place of Organization

	Delaware
	5.	Sole Voting Power

Number of		0
Shares	6.	Shared Voting Power
Beneficially
owned by		200,859
Each	7.	Sole Dispositive Power
Reporting
Person		0
With:	8.	Shared Dispositive Power

		200,859
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	200,859
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
	[X]

11.	Percent of Class Represented by Amount in Row (11)

	0.6%
12.	Type of Reporting Person (See Instructions)

	PN

CUSIP No. 52177G102

1.	Names of Reporting Persons

	Osmium Diamond, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) [ ] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

	WC
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(D) or 2(E)
	[ ]

6.	Citizenship or Place of Organization

	Delaware
	7.	Sole Voting Power

Number of		0
Shares	8.	Shared Voting Power
Beneficially
owned by		488,310
Each	9.	Sole Dispositive Power
Reporting
Person		0
With:	10.	Shared Dispositive Power

		488,310
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	488,310
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
	[X]

13.	Percent of Class Represented by Amount in Row (11)

	1.4%
14.	Type of Reporting Person (See Instructions)

	PN

EXPLANATORY NOTE

This Amendment No. 17 (this "Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on June 22, 2020, as amended on June 29, 2020, July 13, 2020 (twice), July 16, 2020, July 27, 2020, July 29, 2020, August 13, 2020, August 17, 2020, September 1, 2020, October 7, 2020, October 27, 2020, January 7, 2021, February 1, 2021, February 17, 2021, April 8, 2021 and May 14, 2021, by the Reporting Persons (as amended from time to time, the "Schedule 13D") relating to their beneficial ownership in Leaf Group Ltd. (the "Issuer"). Except to the extent set forth in this Amendment, all information disclosed in the Schedule 13D remains unchanged.  Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

ITEM 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

From May 14, 2021 through May 20, 2021, the Reporting Group sold 3.4% of its ownership interests in the Issuer.

ITEM 5. Interest in Securities of the Issuer

Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following box [X].

Items 5(a), 5(b), 5(c), and 5(e) of the Schedule 13D are amended and restated as follows:

(a) The information set forth in rows 7 through 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference.

The aggregate percentage of shares reported owned by each Reporting Person is based upon 36,032,095 Shares outstanding of Common Stock, $0.0001 par value, as reported in the Issuer's Annual Report on Form 10-Q, filed with Securities and Exchange Commission on May 6, 2021.

(b) Osmium Partners and Mr. Lewis may be deemed to share with the Osmium Capital, Osmium Capital II, Osmium Spartan and Osmium Diamond (and not with any third party) the power to vote or direct the vote of and to dispose or direct the disposition of the 716,227 shares of common stock, 225,153 shares of common stock, 200,859 shares of common stock and 488,310 shares of common stock reported herein, respectively.

(c) From May 14, 2021 through May 20, 2021, the Reporting Group sold 1,213,941 share equivalents of common stock.  The Reporting Group sold 3,750 option contracts (resulting in 375,000 common stock equivalents) at $3.37 per contract and sold 838,941 shares of common stock at weighted average price of $8.38 per share.  The transactions in the securities of the Issuer since May 14, 2021 are set forth on Schedule A and are incorporated herein by reference.

(e) The date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities of the Issuer is May 19, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2021

John H. Lewis
Osmium Partners, LLC
Osmium Capital, LP
Osmium Capital II, LP
Osmium Spartan, LP

Osmium Diamond, LP

By: /s/ John H. Lewis
John H. Lewis, for himself and as
Managing Member of Osmium
Partners, LLC, for itself and as
General Partner of Osmium
Capital, LP, Osmium Capital II,
LP and Osmium Spartan, LP

SCHEDULE A

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase/Sale

Osmium Capital LP
Sale of Common Stock	(41,909)	$8.42	2021-05-20
Sale of Common Stock	(140,000)	$8.38	2021-05-18
Sale December 17, 2021 Call Options ($5.00 Strike Price)	(161,200)	$3.37	2021-05-14
Osmium Capital II LP
Sale of Common Stock	(16,218)	$8.42	2021-05-20
Sale of Common Stock	(110,000)	$8.38	2021-05-18
Sale of Common Stock	(14,703)	$8.38	2021-05-17
Sale December 17, 2021 Call Options ($5.00 Strike Price)	(67,500)	$3.37	2021-05-14
Osmium Diamond LP
Sale of Common Stock	(19,516)	$8.42	2021-05-20
Sale of Common Stock	(125,000)	$8.38	2021-05-18
Sale of Common Stock	(180,000)	$8.38	2021-05-17
Sale December 17, 2021 Call Options ($5.00 Strike Price)	(69,800)	$3.37	2021-05-14
Osmium Spartan LP
Sale of Common Stock	(16,595)	$8.42	2021-05-20
Sale of Common Stock	(125,000)	$8.38	2021-05-18
Sale of Common Stock	(20,000)	$8.38	2021-05-17
Sale December 17, 2021 Call Options ($5.00 Strike Price)	(76,500)	$3.37	2021-05-14
John H. Lewis
Sale of Common Stock	(30,000)	8.38	2021-05-19